JS Beauty Land Network Technology Inc.

No. 99, Taihu Road

Yancheng, Jiangsu Province, China

September 21, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director, Consumer Products

Re: JS Beauty Land Network Technology Inc.

Amendment No. 1 to Form 10-12G

Filed August 29, 2018

File No. 000-55963

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated September 13, 2018 addressed to Faxian Qian, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Amendment No. 1 to Form 10-12G.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response. Where applicable, reference is made to the revised pages or sections of Amendment No. 2 to Form 10-12G.

Item 1. Business, page 3

1. Please revise to include disclosure concerning the effect of any Chinese governmental regulations on your proposed business operations in China. In this regard, we note your disclosure that you have a “newly formed, wholly-owned Chinese subsidiary, JS Beauty Technology, Ltd.” Please refer to Item 101(h)(4)(ix) of Regulation S-K. As a related matter, please revise your disclosure on page 3 that you “have no subsidiaries,” to ensure consistency throughout your filing.

COMPANY RESPONSE:

We have amended our disclosure to state that we are unaware of any specific restrictions imposed by the Government of China with respect to the conduct of the business of the Company or its Chinese subsidiary. We have also deleted the disclosure that we have no subsidiaries and have specifically noted the Company’s one subsidiary.

Market Opportunity, page 3

2. Please provide support for the following statements, or clearly disclose that they are management’s opinion or belief:

●	Jade had “export revenue of approximately $23,000,000 in the first quarter of 2018;”

●	“Myanmar exported over 11,000 tons of raw jade, worth approximately $250,000,000 to neighboring markets, especially China;” and

●	“The total export value of mineral products from China, including jade, was approximately $865,000,000 in the last year.”

COMPANY RESPONSE:

We have amended our disclosure to clearly state that each of the highlighted statistics are based on management’s opinion or belief.

Business Model, page 3

3. We note your disclosure that “members earn back 150% of their investment in the form of daily dividends (up to 1% per day) within a timeline of 200 days,” and that your business model is to “achieve a gross profit margin of 12.65% on sales, while returning approximately 75% of revenues to members.” Please provide support for these statements, considering that you have yet to commence any operations, and that they are in direct conflict with your risk factor disclosure that you have “no plans to pay dividends.”

COMPANY RESPONSE:

We have amended our disclosure to remove any references to any dividends.

Target Market, page 3

4. Please identify the “studies” revealing that 67% of men would like to own jewelry made of precious stones. Please also disclose whether you commissioned these studies for use in this filing.

COMPANY RESPONSE:

We have deleted any reference to “studies” and have stated that Men are a target market based on management’s belief.

Company Funding, page 3

5. We note your disclosure that you intend to undertake to raise approximately $5,000,000 in new investment, exclusively from investors located in China. Please briefly describe the types of investments you plan to offer these investors, including whether you intend to offer debt or equity in public or private offerings. Please also disclose the time period by which you intend to raise this capital.

COMPANY RESPONSE:

We have revised our disclosure to state that the Company intends to primarily offer equity investment in the form of common stock or convertible debt. The Company believes that these funds can be raised within a 12-month period. We have also stated that there is no guarantee that this will occur.

6. We note your disclosure that, to date, all of your funding has been provided by unrelated third parties resident in China on a loan basis. In this regard, please file each loan agreement as exhibits to your registration statement. Alternatively, please tell us why you do not believe you are required to file these loan agreements as exhibits. See Item 15(b) of Form 10 and Item 601(b)(10) of Regulation S-K.

COMPANY RESPONSE:

Thus far, the Company has only raised minimal amounts through these advances and there are not currently any written loan agreements with respect to them. This does not mean that we will not enter into formal loan agreements in the future. We have revised our disclosure to reflect these facts.

Overview of the Business, page 4

7. Please expand your disclosure to describe your “innovative membership model that would focus on repeat clientele and collectors.”

COMPANY RESPONSE:

We have deleted the reference to “membership model” and simply stated that our business model will focus on repeat customers and clientele.

Item 1A. Risk Factors

Risks Related to Ownership of the Company’s Common Stock

“As a reporting issuer, compliance requirements may make it more difficult . . .” page 7

8. We note your response to comment 8, and reissue the comment in part. Please remove all references to “Canadian securities laws” and the “Arrangement” from your filing.

COMPANY RESPONSE:

We have deleted this reference and replaced it with US.

Item 2. Financial Information

Overview, page 10

9. We note your response to comment 4 that you “have amended [y]our disclosure to state that there are no specific mergers or acquisitions currently under consideration;” however, you disclose on page 10 that you “ha[ve] under consideration several potential acquisitions that [you] intend to pursue.” This disclosure also directly conflicts with your disclosure under the description of your business that you are not currently focused on any mergers or acquisitions. Please revise for consistency.

COMPANY RESPONSE:

We have deleted this reference on page 10, which is incorrect.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JS BEAUTY LAND NETWORK TECHNOLOGY INC.

By:	/S/ Faxian Qian
Faxian Qian
Chief Executive Officer

cc: Robert L. B. Diener, Esq.